SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AUDENTES THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Asilomar Acquisition Corp.

an indirect, wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kenji Yasukawa

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Catherine J. Dargan, Esq.

Denny Kwon, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,076,515,600	$399,331.73

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share, of Audentes Therapeutics, Inc. (“Audentes”), at a purchase price of $60.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of December 13, 2019 (the most recent practicable date): (i) 46,272,171 shares of Audentes common stock were issued and outstanding, (ii) no shares of Audentes common stock were held by Audentes in its treasury, (iii) 4,602,571 shares of Audentes common stock were subject to outstanding Audentes stock options, (iv) 379,196 shares of Audentes common stock were subject to outstanding Audentes restricted stock unit awards and (v) 21,322 shares of Audentes common stock were estimated to be subject to outstanding purchase rights under Audentes’ 2016 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), and Astellas. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.00001 per share (the “Shares”), of Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of December 2, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Audentes, Astellas and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Audentes Therapeutics, Inc., a Delaware corporation. Audentes’ principal executive offices are located at 600 California Street, 17th Floor, San Francisco, CA 94108. Audentes’ telephone number is (415) 818-1001.

(b) This Schedule TO relates to the outstanding Shares. Audentes has advised Purchaser and Astellas that, as of December 13, 2019 (the most recent practicable date): (i) 46,272,171 Shares were issued and outstanding, (ii) no Shares were held by Audentes in its treasury, (iii) 4,602,571 Shares were subject to outstanding Audentes stock options, (iv) 379,196 Shares were subject to outstanding Audentes restricted stock unit awards and (v) 21,322 Shares were estimated to be subject to outstanding purchase rights under Audentes’ 2016 Employee Stock Purchase Plan.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Astellas. The information set forth in Section 8 (entitled “Certain Information Concerning Astellas and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Material U.S. Federal Income Tax Consequences”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Audentes”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Astellas and Purchaser”

•	Section 10 – “Background of the Transactions; Past Contacts or Negotiations with Audentes”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Audentes”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Transactions; Past Contacts or Negotiations with Audentes”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Audentes”

•	Section 13 – “Certain Effects of the Offer”

•	Section 14 – “Dividends and Distributions”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Astellas and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Audentes”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Astellas and Purchaser”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Transactions; Past Contacts or Negotiations with Audentes”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Astellas and Purchaser”

•	Section 10 – “Background of the Transactions; Past Contacts or Negotiations with Audentes”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Audentes”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for Audentes”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 16, 2019.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint Press Release of Audentes Therapeutics, Inc. and Astellas Pharma Inc., dated December 2, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Astellas with the SEC on December 3, 2019).

(a)(1)(F)	English translation of Press Release of Astellas Pharma Inc. filed with the Tokyo Stock Exchange and dated December 2, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Astellas with the SEC on December 3, 2019).

(a)(1)(G)	Investor Presentation of Astellas Pharma Inc., dated December 3, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Astellas with the SEC on December 3, 2019).

(a)(1)(H)	Letter from Kenji Yasukawa, Ph.D., President and CEO of Astellas Pharma Inc. to employees of Audentes Therapeutics, Inc., dated December 2, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Astellas with the SEC on December 3, 2019).

(a)(1)(I)	Letter from Kenji Yasukawa, Ph.D., President and CEO of Astellas Pharma Inc. to employees of Astellas Pharma Inc., dated December 3, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Astellas with the SEC on December 3, 2019).

(a)(1)(J)	English Translation of the Japanese-language Extraordinary Report filed by Astellas Pharma Inc. with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated December 9, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Astellas with the SEC on December 9, 2019).

(a)(1)(K)	Summary Advertisement, dated December 16, 2019.*

(a)(1)(L)	Press Release issued by Astellas Pharma Inc., dated December 16, 2019.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 2, 2019, among Astellas Pharma Inc., Asilomar Acquisition Corp. and Audentes Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Audentes on December 3, 2019).

(d)(2)	Non-Disclosure Agreement between Audentes Therapeutics, Inc. and Astellas Pharma Inc. dated as of October 15, 2019.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Asilomar Acquisition Corp.

By:	/s/ Brian S. Taylor
Name: Brian S. Taylor
Title: Assistant Secretary

Astellas Pharma Inc.

By:	/s/ Kenji Yasukawa
Name: Kenji Yasukawa
Title: President and CEO

Date: December 16, 2019